SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 24, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated November 24, 2010, the Company updated the information duly filed on July 7, 2008 under which the Company reported the acquisition of 30% of Metropolitan 885 Third Avenue LLC (“Metropolitan”), a company incorporated under the laws of Delaware, United States, whose main asset is the Lipstick Building, an office building in New York City, located on Third Avenue entity 53 and 54 street in the district of Manhattan, and the associated debt to the aforementioned asset. During the months of October and November 2010 conversations were held with Metropolitan´s creditors, and as a result the parties involved reached an agreement in order to restructure the debt as follows (i) mortgage debt would be reduced from U.S. $ 210 million to U.S. $ 130 million at a rate of Libor + 400 basis points (with a maximum rate of 6.25%) with a maturity term of 7 years; and (ii) junior debt of U.S.$ 50 million would be canceled by the payment of U.S. $ 2.25 million. This renegotiation has been approved by both creditors and is subject to court approval.

The aforementioned restructuring would represent a debt reduction of U.S.$ 128 million. Additionally to the restructured debt, will remain two Ground Leases with its original terms and conditions for a remaining term of 66 years. Previously, on August 4, 2010, and with the sole purpose of facilitating the debt renegotiation with Metropolitan´s creditors, the Company entered into an Escrow Agreement and transferred the sum of U.S. $ 15 million as a good faith deposit.

If the restructuring is approved by the Court, the Company would be part of a new company holding this asset, with the debt reduced as previously mentioned. In such case, the interest of the Company in no case will exceed 49%, and would leave with no effect the put right to sell 50% of the originally acquired interest. Eventually the company would assume certain commitments to assure the fulfillment of certain obligations. Given the eventuality of the approval, we cannot assure the final terms and conditions as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 24, 2010